Exhibit 99.1

AURINIA PHARMACEUTICALS INC.

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON

May 26, 2015

and

MANAGEMENT INFORMATION CIRCULAR

Dated April 24, 2015

AURINIA PHARMACEUTICALS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on May 26, 2015, at 9:00 AM, Pacific Time, for the following purposes:

1.	To elect the directors for the ensuing year;

2.	To receive the financial statements of the Company for the financial year ended December 31, 2014, and the report of the auditors thereon;

3.	To re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and to authorize the Company’s audit committee to fix the auditors’ remuneration;

4.	To transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy (the “Proxy”). Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed Proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting, in particular with respect to the election of the directors, are set forth in more detail in the accompanying management information circular.

A copy of the management information circular, a supplemental mailing list reply form, a Proxy and a return envelope accompany this notice of meeting.

The board of directors (the “Board”) has determined that only holders of record of the common shares at the close of business on April 21, 2015 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. The Board has also determined that 9:00 AM, Pacific Time, on May 22, 2015 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent. Failure to properly complete or deposit a Proxy may result in its invalidation.

DATED this 24th day of April, 2015.

BY ORDER OF THE BOARD

(signed) “Stephen W. Zaruby”
Stephen W. Zaruby President and Chief Executive Officer

Table of Contents

PART 1 VOTING INFORMATION	1

1.1 SOLICITATION OF PROXIES	1
1.2 APPOINTMENT AND REVOCATION OF PROXIES	1
1.3 REGISTERED SHAREHOLDERS	1
1.4 NON-REGISTERED SHAREHOLDERS	1
1.5 DESCRIPTION OF THE COMPANY	2
1.6 VOTING OF PROXIES	2
1.7 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	2

PART 2 BUSINESS OF THE MEETING	2

2.1 ELECTION OF DIRECTORS	2
2.1.1 Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	6
2.1.2 Directors’ Attendance at Board and Committee Meetings	6
2.1.3 Other Board Memberships	7
2.1.4 Directors’ and Officers’ Insurance and Indemnity Agreements	7
2.2 PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT	7
2.3 AUDITORS OF THE COMPANY	7

PART 3 STATEMENT OF EXECUTIVE COMPENSATION	8

3.1 COMPENSATION OF EXECUTIVES	8
3.1.1 Compensation Discussion and Analysis	8
3.1.2 Managing Compensation Risk	10
3.1.3 Performance Graph	12
3.1.4 Anti-Hedging Protection	12
3.1.5 Summary Compensation Table	13
3.1.6 Narrative Discussion of Compensation	14
3.1.7 Incentive Plan Awards	18
3.2 COMPENSATION OF DIRECTORS	18
3.3 EQUITY COMPENSATION PLAN	20
3.3.1 Stock Option Plan	20
3.3.2 Pension Plan Benefits	22
3.4 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	22
3.5 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	22

PART 4 REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS	22

4.1 COMMITTEES OF THE BOARD	23
4.2 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	23
4.3 SHAREHOLDER PROPOSALS	23
4.4 ADDITIONAL INFORMATION	23
4.5 APPROVAL BY DIRECTORS	24

APPENDIX “A” – STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX “B” – MANDATE OF THE BOARD OF DIRECTORS

MANAGEMENT INFORMATION CIRCULAR

PART 1

VOTING INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by the management of the Aurinia Pharmaceuticals Inc. (the “Company”) of proxies to be voted at the annual general meeting of shareholders (each a “Shareholder”) of the Company (the “Meeting”), to be held at 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, on May 26, 2015, at 9:00 AM, Pacific Time, for the purposes set forth in the accompanying notice of meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at April 24, 2015, and all dollar amounts and references to $ or to CDN$ are to Canadian dollars and references to US$ are to United States dollars, unless otherwise indicated. The 2014 annual average exchange rate for conversion of Canadian dollars into US dollars was CDN$1.00 = US$0.905 based upon the Bank of Canada noon rate.

1.1 SOLICITATION OF PROXIES

The enclosed form of proxy (the “Proxy”) is being solicited by the management of the Company and the expenses of solicitation of proxies will be borne by the Company. The solicitation will be made primarily by mail; however, officers and regular employees of the Company may also solicit proxies by telephone, telecopier, electronic mail or in person.

1.2 APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Proxy are directors or officers of the Company. Each Shareholder is entitled to appoint any other person to represent him at the Meeting, and at any adjournment thereof.

A Shareholder desiring to appoint another person (who need not be a Shareholder) to represent them at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set forth in Proxy and inserting such person’s name therein or by completing another proper Proxy and, in either case, sending the completed Proxy in the enclosed reply envelope for delivery before the Meeting, or any adjournment thereof, or by depositing such Proxy with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof.

A Shareholder giving a Proxy pursuant to this solicitation may revoke any such Proxy by an instrument in writing executed by the Shareholder or by his attorney duly authorized in writing, or if the Shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, at any time up to and including the close of business two business days preceding the day of the Meeting, or any adjournment thereof, or with the Chairman on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the Proxy’s authority.

1.3 REGISTERED SHAREHOLDERS

Shareholders at the close of business on April 21, 2015 will be entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof.

1.4 NON-REGISTERED SHAREHOLDERS

The names of the Shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of Shareholders. If you are not a registered Shareholder of the Company, in order to vote you must a) obtain the material relating to the Meeting from your broker or other intermediary; b) complete the request for voting instructions sent to you by the broker or other intermediary; and c) follow the directions of the broker or other intermediary with respect to voting procedures.

In accordance with National Instrument 54-101 adopted by the Canadian Securities Administrators (the “CSA”) entitled “Communications with Beneficial Owners of Securities of a Reporting Issuer” (“NI 54-101”), the Company is distributing copies of the material related to the Meeting to clearing agencies and intermediaries for distribution to non-registered holders. Such agencies and intermediaries must forward the material related to the Meeting to non-registered holders and often use a service company (such as Broadridge Financial Solutions in Canada) to permit you, if you are not a registered Shareholder, to direct the voting of the common shares in the capital of the Company (each a “Common Share”) which you beneficially own. If you are a non-registered Shareholder, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered Shareholder, you should submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received, from your intermediary or broker, by Computershare Investor Services Inc. on behalf of the Company, as set forth under the heading “Appointment and Revocation of Proxies”.

Management of the Company does not intend to pay for intermediaries to forward the meeting materials to objecting beneficial owners under NI 54-101 and any such objecting beneficial holder will not receive the meeting materials unless the objecting beneficial holder’s intermediary assumes the cost of delivery.

1.5 DESCRIPTION OF THE COMPANY

The Company is organized pursuant to the provisions of the Business Corporations Act (Alberta) (the “ABCA”) and is registered extra-provincially in the Province of British Columbia pursuant to the provisions of the Business Corporations Act (British Columbia).

1.6 VOTING OF PROXIES

The persons named in the enclosed Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions of the Shareholders appointing them.

In the absence of such directions, such Common Shares will be voted:

a.	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the Company’s audit committee (the “Audit Committee”) to fix the auditors’ remuneration; and

b.	FOR the election of each of the nominees for election as a director of the Company set forth in this Circular.

All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the Shareholders entitled to vote thereon.

The enclosed Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed Proxy will vote on such matters in accordance with their best judgment.

1.7 VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at April 21, 2015 there were 32,262,419 Common Shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote per common share. To the knowledge of the directors and officers of the Company, as at April 21, 2015, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares of the Company carrying 10% or more of the voting rights attached to all outstanding voting shares of the Company, except as follows:

Name	Number of Common Shares	Percentage of Class
venBio Global Strategic Fund, L.P.	5,457,522	16.92%
ILJIN Group*	4,342,162	13.46%

*	Aurinia Common Shares held by ILJIN Life Science Co., Ltd. and ILJIN Semiconductor Co., Ltd.

PART 2

BUSINESS OF THE MEETING

2.1 ELECTION OF DIRECTORS

The following table states the names of all of the persons proposed to be nominated for election as directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Company (if any), the period during which each proposed nominee has served as a director and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.

The persons named in the enclosed Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the election of each of the nominees to the board of directors of the Company set forth in this Circular, unless otherwise directed by the shareholders instructing them.

Management does not contemplate that any of the nominees will be unable to serve as a director, but, if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed Proxy reserve the right to vote for another nominee at their discretion, unless instructions have been received from a particular Shareholder to withhold its shares from voting with respect to the election of directors.

If elected, each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the bylaws of the Company.

Name and Municipality of Residence	Age (at April 21, 2015)	Principal Occupation for Five Preceding Years	Office	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed

Richard M. Glickman(1)(2)(3) Victoria, British Columbia Canada	57	Chairman of the Board—Aurinia Pharmaceuticals Inc.; Chairman of the Board—Aspreva Pharmaceuticals Inc.; Chief Executive Officer—Aspreva Pharmaceuticals Inc.; Chief Executive Officer—StressGen Pharmaceuticals Inc.	Director	Since September 20, 2013	727,588

Stephen W. Zaruby(3) Woodinville, WA, U.S.A.	52	Chief Executive Officer of Aurinia Pharmaceuticals Inc. since November 6, 2013; prior thereto was President of ZymoGenetics Inc.; Vice President, Global Head, Hospital Surgical Business Unit at Bayer Schering Pharma AG	Director, President and Chief Executive Officer (“CEO”)	Since November 6, 2013	9,850

Benjamin Rovinski(1)(2) Toronto, Ontario Canada	58	Managing Director, Lumira Capital since 2001	Director	Since September 20, 2013	Nil

Charles A. Rowland Jr.(1) Furlong, PA, U.S.A.	57	2008 to 2014 – Vice President and Chief Financial Officer of ViroPharma Incorporated, an international biopharmaceutical company	Director	Since July 29, 2014	23,000

David R.W. Jayne Cambridge, UK	58	Director of the Vasculitis and Lupus Clinic and reader in Vasculitis at The University of Cambridge, UK	Director Nominee	N/A	Nil

Gregory M. Ayers Eastsound, WA, U.S.A.	53	Chief Medical Officer of Heart Metabolics, Ltd.	Director Nominee	N/A	Nil

Hyuek Joon Lee Seoul, Korea	48	Director of Strategic Planning & Business Development, ILJIN Group; Managing Director, WesleyQuest Co., Ltd.; Manager, LG Chemical Co., Ltd.	Director Nominee	N/A	Nil

Notes:

(1)	Member of the Audit Committee of the Company.
(2)	Member of the Compensation Committee of the Company.
(3)	Member of the Corporate Governance Committee of the Company.

The Company adopted a majority voting policy where any nominee proposed for election as a director is required to forthwith tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where Shareholders vote on the uncontested election of directors. An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board. Within 90 days of the relevant Shareholders’ meeting, the Board will make its determination whether or not to accept the resignation and issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any committee at which the resignation is considered.

At the meeting of the Company’s shareholders held on August 15, 2013, the Company’s by-laws were amended to include advance notice provisions (the “Advance Notice Provisions”) that requires that advance notice to the Company must be provided in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a “proposal” made in accordance with the Business Corporations Act (Alberta); or (ii) a requisition of the shareholders made in accordance with the Business Corporations Act (Alberta).

Among other things, the Advance Notice Provisions fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provisions.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 10th day following the day on which the first public announcement of the date of the special meeting was made.

The board of directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Provisions.

A biography for each of the proposed nominees to the board of directors is set out below.

Richard M. Glickman, L.L.D. (Hon), Chairman of the Board

Dr. Glickman presently serves as the Company’s Chairman of the Board. He previously served as the Interim Executive Chairman of the Company for the period September 20, 2013 to February 28, 2014 and as Acting Interim CEO for the period October 22, 2013 to November 5, 2013. He was a co-founder of the privately held Aurinia Pharma Corp. which was acquired by the Company. He was a co-founder, Chairman and CEO of Aspreva Pharmaceuticals (“Aspreva”). Prior to establishing Aspreva, Dr. Glickman was the co-founder and CEO of StressGen Biotechnologies Corporation. Since 2000, Dr. Glickman has served as the Chairman of the Board of Vigil Health Solutions Inc., a healthcare services company, as Lead Director for Cardiome Pharma Corp., as founding Chairman of the Board of Essa Pharmaceuticals Inc., and as Chairman of the Board of Engene Inc. Dr. Glickman was also the founder and a director of Ontario Molecular Diagnostics, a diagnostic facility that evolved into one of the largest molecular diagnostic laboratories in Canada. He co-founded Probtec Corporation, a rational drug design and molecular genetics firm, where he established and introduced the first licensed DNA-based forensic and paternity testing services in Canada. He has served on numerous biotechnology and community boards including roles as Chairman of Life Sciences B.C., Director of the Canadian Genetic Disease Network, a member of the federal government’s National Biotechnology Advisory Committee, a member of the British Columbia Innovation Council and as a Director for the Vancouver Aquarium.

Stephen W. Zaruby, Director, President and CEO

Stephen Zaruby has over 20 years’ experience in the biopharmaceutical industry. Expertise has been demonstrated in the executive general management of fully-integrated biotechnology and pharmaceutical corporations in both the U.S. and Europe, with over-sight including business development, finance, product development, regulatory affairs, manufacturing, various general and administrative functions, and global commercial operations incorporating sales, marketing, and product distribution. Mr. Zaruby was president of ZymoGenetics Inc., a publically-traded, Seattle-based biotechnology company, until the time of its acquisition by Bristol-Myers Squibb. Prior to this he worked within the pharmaceutical division of Bayer Healthcare for many years, holding several different positions with leadership of one of their global strategic business units as his last operational posting. Mr. Zaruby also serves on the board of a private discovery-stage biotechnology company.

Benjamin Rovinski, Ph.D., Director

Dr. Benjamin Rovinski has 27 years of investment, operational, managerial and research experience in the healthcare sector. He joined Lumira Capital in 2001, where he is a Managing Director, with an investment focus on mid-to late-stage private and public life sciences companies. Prior to joining Lumira Capital, Dr. Rovinski held several senior management positions in the biotechnology sector, including 13 years at Sanofi Pasteur where he was a senior scientist and director of molecular virology. He led global R&D programs in the areas of HIV/AIDS and therapeutic cancer vaccines, bringing several of them through to clinical-stage. Dr. Rovinski received a PhD in biochemistry from McGill University in Montréal and did post-doctoral studies in molecular oncology and retrovirology at the Ontario Cancer Institute in Toronto. He obtained his undergraduate degree from Rice University in Houston. Dr. Rovinski’s current and past board roles and investment responsibilities include several private and public companies, including GI Therapeutics; Vascular Pharmaceuticals; KAI Pharmaceuticals (acquired by Amgen); Morphotek (acquired by Eisai); Cervelo Pharmaceuticals; Health Hero Network (acquired by Bosch); Avalon Pharmaceuticals (NASDAQ: AVRX; acquired by Clinical Data, Inc.); Inovise Medical, Inc.; Protana; Signature Biosciences; and SGX Pharmaceuticals (NASDAQ: SGXP; acquired by Eli Lilly). He also serves on the board of directors of Life Sciences Ontario and the steering committee of the Toronto Regional Board of Trade’s Health Science Cluster initiative. He has published over 25 scientific articles and reviews and is the recipient of 31 issued patents.

Charles A. Rowland, Jr., Director, Chairman of the Audit Committee

Charles A. Rowland, Jr., CPA, MBA, was most recently the Vice President and Chief Financial Officer of ViroPharma Incorporated, an international biopharmaceutical company, until it was acquired by Shire plc in January 2014. He has 34 years of diversified experience across a broad field of financial areas. Prior to joining ViroPharma in 2008, Mr. Rowland was the Executive Vice President and Chief Financial Officer, as well as the interim Co-Chief Executive Officer, for Endo Pharmaceuticals Inc., a specialty pharmaceutical company with a primary focus in pain management, where he served from 2006 to 2008. Mr. Rowland previously held positions of increasing responsibility at Biovail Corporation, Breakaway Technologies, Inc., Pharmacia Corporation, Novartis AG and Bristol-Myers Squibb Co. Mr. Rowland joined the board of directors of Idenix Pharmaceuticals, Inc. in 2013 and served as a member of its audit committee until Idenix was acquired by Shire in August 2014. He is also a member of the board of directors and chairs the audit committee of Bind Therapeutics, Inc., as of May 2014, Aurinia Pharmaceuticals Inc., as of July 2014, Vitae Pharmaceuticals, Inc., as of September 2014, and Blueprint Medicines Corporation, as of March 2015. He is also a member of the supervisory board and chairs the audit committee of Nabriva Therapeutics, AG as of January 2015. He is the chair and member of the compensation committee at Blueprint Medicines and Nabriva Therapeutics, respectively. Mr. Rowland holds an M.B.A. with a finance concentration from Rutgers University and a B.S. in Accounting from Saint Joseph’s University.

Hyuek Joon Lee, Ph.D.

Dr. Hyuek Joon Lee is the Director of Strategic Planning and Business Development for ILJIN Group and is responsible for mergers and acquisitions, formulation of ILJIN’s strategy, and managing overseas investments and subsidiaries. Dr. Lee has over 18 years of experience in consulting, management, business development and strategic planning in a number of industries including information technology, chemical and media. Dr. Lee obtained his B.S. in Chemistry from Seoul National University, and his M.S.E. and Ph.D. in Chemical Engineering from the University of Michigan, Ann Arbor.

David R.W. Jayne, MD FRCP FRCPE FMedSci

Dr. David R.W. Jayne is Director of the Vasculitis and Lupus Clinic and Reader in Vasculitis at The University of Cambridge, UK. Dr. Jayne received his bachelor of surgery degree and medical degree from Cambridge University, Cambridge, England. He received postgraduate training at several London hospitals and Harvard University. He is a fellow of the Royal Colleges of Physicians of London and Edinburgh, and the Academy of Medical Science. He is a certified nephrologist and an Honorary Consultant Physician at Addenbrooke’s Hospital, Cambridge UK. Dr. Jayne is a medical advisor to UK, US, and EU regulatory bodies, patient groups, and professional organizations. He has published more than 250 peer-reviewed journal articles, book chapters, and reviews. He was elected the first President of the European Vasculitis Society in 2011 and is a member of the ERA-EDTA immunopathology working group. Dr. Jayne’s research includes investigator-initiated international trials and the introduction of newer therapies in vasculitis and SLE with collaborators in five continents.

Gregory M. Ayers, MD, Ph.D.

Currently, Dr. Ayers is Chief Medical Officer of Heart Metabolics, Ltd., an Irish company focused on securing registration for perhexiline in the treatment of hypertropic cardiomyopathy. Dr. Ayers has over 25 years of experience working with medical device start-up companies. He began his career in industry at InControl, Inc., the developer of the first implantable atrial defibrillator, where he served as Vice President of Clinical Affairs. InControl was acquired by Guidant in 1999. He was a Venture Partner at MPM Capital when he founded CryoCor, Inc. (NasdaqNM: CRYO), a medical technology company headquartered in San Diego, CA that developed products using cryogenic technology to treat arrhythmias, where he also served as President & CEO until March 2006. CryoCor was sold to Boston Scientific in 2007. He served on the board of directors of Hemosense, Inc. (AMEX: HEM), where he also served as interim CEO until April 2002. Hemosense was sold to Inverness Medical in 2008. While at MPM he served as medical director, interim CEO or member of the board of directors for 8 other portfolio companies including Alsius and ARYX pharmaceuticals (Nasdaq: ARYX). Dr. Ayers is also co-founder of IMedPro, a German based consulting company for small US companies seeking European approval or early marketing of their medical products, where he has worked with 7 additional start-up medical device companies. He has served as a medical consultant for Heartstream, a company that pioneered the use of AEDs (automatic external defibrillator). He is a founder of SonarMed, Inc. an Indianapolis based medical device company developing products for critical care medicine, where he served as Executive and Chairman of the Board until April 2008. He served as acting Medical Director of Catheter Robotics, Inc., a New Jersey based company. He was President and CEO of ViewRay, a Cleveland based oncology company. Dr. Ayers is a fellow of the American College of Cardiology, the American Institute of Medical and Biological Engineering and the Heart Rhythm Society. He holds 21 U.S. patents, and has published over 200 book chapters, scientific abstracts and manuscripts. Dr. Ayers received his B.S. and Ph.D. in Biomedical Engineering from Purdue University, and his M.D. from Indiana University.

2.1.1 Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the directors and officers of the Company, no proposed director of the Company:

(a)	is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, CEO or CFO of any company, that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(b)	is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

2.1.2 Directors’ Attendance at Board and Committee Meetings

The following table sets forth the number of meetings held by the Board and each of its committees during the fiscal year ended December 31, 2014, and the attendance of each director (in the case of committees of the Board, the attendance of each member of such committees) at those meetings.

Director	Board	Audit	Compensation
Richard M. Glickman	11 of 11	1 of 1	N/A
Stephen W. Zaruby	11 of 11	N/A	N/A
Daniel S. Park	11 of 11	3 of 3	5 of 6
Benjamin Rovinski	11 of 11	2 of 2	6 of 6
Chris Kim	8 of 11	N/A	N/A
Kurt von Emster(1)	6 of 7	4 of 4	5 of 5
Charles A. Rowland, Jr.(2)	4 of 4	2 of 2	N/A
Michael Martin(3)	7 of 7	N/A	N/A
Peter Wijngaard(4)	4 of 5	2 of 2	3 of 3
Donald Wyatt(4)	4 of 5	1 of 2	N/A
Attendance Rate:	93%	94%	95%

Notes:

(1)	Served as a director from February 14, 2014 to March 6, 2015.
(2)	Was appointed as a director on July 29, 2014.
(3)	Served as a director from January 1, 2014 to July 29, 2014.
(4)	Served as a director from January 1, 2014 to May 7, 2014.

2.1.3 Other Board Memberships

The following table identifies the directors of the Company who also act as directors for other reporting issuers.

Name	Name of Issuer	Name of Exchange of Market

Richard Glickman	Cardiome Pharma Corp. Essa Pharma Inc.	NASDAQ: CRME; TSX: COM TSXV: EPI

Charles A. Rowland, Jr.	Bind Therapeutics, Inc. Vitae Pharmaceuticals, Inc.	NASDAQ: BIND NASDAQ: VTAE

2.1.4 Directors’ and Officers’ Insurance and Indemnity Agreements

The Company maintains director and officer liability insurance, which, subject to the provisions contained in the policy, protects the directors and officers, as such, against certain claims made against them in these capacities. Such insurance provides for an aggregate of $15,000,000 annual protection against liability (less a deductible of up to $250,000 payable by the Company depending on the nature of the claim). The annualized premium for this coverage is $158,400. The Company has also entered into indemnity agreements with the directors and officers of the Company to provide certain indemnification to such directors and officers.

2.2 PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The audited consolidated financial statements of the Company, the report of the auditors thereon, and management’s discussion and analysis thereof for the financial year ended December 31, 2014 will be tabled at the Meeting, but the approval of the Shareholders in respect thereto is not required.

2.3 AUDITORS OF THE COMPANY

The Board recommends that Shareholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’ remuneration. The persons named in the enclosed Proxy intend to cast the votes to which the Common Shares represented by such Proxy are entitled FOR the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the term expiring with the next annual meeting of Shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the Shareholders appointing them. PricewaterhouseCoopers LLP were the auditors for the predecessor corporation, Isotechnika Inc., since 1996 and became the auditors for the Company on June 18, 2009.

Principal Accountant Fees and Services

The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company for the years ended December 31, 2014 and 2013, respectively, are as follows:

Fiscal year ended	2014 (in CDN$)		% of Total Fees	2013 (in CDN$)		% of Total Fees
Audit fees (for audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings)(1)	$185,000		57.3%	$79,380		50.2%
Audit related fees, including review of the Company’s quarterly financial statements(2)	$72,250		22.4%	$46,725		29.5%
Tax fees (tax compliance, tax advice and planning)(3)	$21,630		6.7%	$5,250		3.3%
All other fees	$43,987	(4)	13.6%	$26,775	(5)	17%

Total fees	$322,867		100%	$158,130		100%

Notes:

(1)	These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements. The total for 2014 ($185,000) consists of $42,000 related to interim billings for the 2014 audit and $143,000 related to the fees for the 2013 audit. The total of $79,380 for 2013 related to fees for the 2012 audit.
(2)	These fees relate to performing review engagement services on the Company’s quarterly financial statements and other audit related services.
(3)	These fees include professional services for tax compliance, tax advice, tax planning and various taxation matters.
(4)	These fees include professional services for assistance with the Filing of Form 40-F Registration Statement as required in conjunction with obtaining the NASDAQ listing.
(5)	These fees include professional services for reporting and filing requirements related to the plan of arrangement with Aurinia Pharma Corp.

PART 3 STATEMENT OF EXECUTIVE COMPENSATION

3.1	COMPENSATION OF EXECUTIVES

Composition and Mandate of the Compensation Committee

The Company’s compensation committee (the “Compensation Committee”) consists of Benjamin Rovinski (Chair), Dr. Richard Glickman and Daniel Park. All members of the Compensation Committee are independent. The Compensation Committee is charged, on behalf of the Board, to develop, review and approve compensation policies and practices applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. The Compensation Committee approves, among other things, the compensation of each of the Company’s NEO’s.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•	Benjamin Rovinski, the Chair of the Compensation Committee, has served on the Boards of several biotechnology companies for the past fourteen years, and he has been a member of numerous compensation and audit committees. Dr. Rovinski also was responsible for the design and implementation of benefit programs and compensation of senior non-executive employees in his previous capacity as Senior Scientist and Head of the Molecular Virology Department at Sanofi Pasteur. In that leadership role, he also oversaw global project teams and implemented various performance management systems for the evaluation of corporate and strategic objectives and performance of senior level project team members.

•	Richard M. Glickman was Co-founder and Executive Chairman, and currently serves as the Chairman of the Board of the Company. He previously was co-founder, Chairman and CEO of Aspreva Pharmaceuticals Corporation between January 2002 and 2007. Dr. Glickman also was the Co-founder and CEO of StressGen Biotechnologies Corporation from 1990 until 2000. Dr. Glickman sits on a variety of private and public boards and has served on numerous compensation committees. Dr. Glickman has participated in the design, establishment and implementation of executive compensation and benefit programs and also participated in, and overseen, the design, establishment and implementation of compensation and benefit programs for non-executive employees. In Dr. Glickman’s executive leadership roles, the Vice-President of Human Resources reported to him. He also has direct experience in performance management of executive, senior level and rank-and-file employees in small and larger organizations. In his role as a manager and motivator of people, he has experience in establishing, monitoring and evaluating strategic and annual personnel and group performance objectives.

•	Between 1999 and 2014, Daniel Park was a member of the board or Chairman of the Board of ETEX Corporation which is involved with medical device development and based in Boston. Currently he is a member of the Board of Life Science Enterprise in Boston. In those capacities, he has extensively participated in executive compensation design and appraisal for U.S Biomedical companies. He also has direct experience in performance management of senior executives in his capacity as President of the Planning and Coordination Office of ILJIN Group between 2009 and 2014.

3.1.1	Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding all significant elements of compensation paid, awarded or otherwise provided by the Company to its Named Executive Officers (defined below). Specific information is provided for Stephen Zaruby, President & CEO, and Dennis Bourgeault, CFO, and the three other most highly compensated executive officers of the Company whose total compensation for the year ended December 31, 2014, individually, was more than $150,000: namely, Dr. Neil Solomons, Chief Medical Officer., Michael Martin, Chief Operating Officer and Robert Huizinga, Vice President, Clinical Affairs (collectively, the “Named Executive Officers” or the “NEOs”).

Information about the compensation awarded to the Named Executive Officers can be found in the “Summary Compensation Table” and related compensation tables below.

The Company’s executive compensation program and strategy is designed to:

•	Assist the Company in attracting and retaining talented executives

•	Provide a strong incentive for executives and key employees to work toward achievement of the Company’s goals and strategic objectives

•	Align management’s interests with that of Shareholders and other stakeholders

•	Motivate executives towards the creation of long term Shareholder value

•	Be competitive with other companies of similar size and business

To further these objectives the Compensation Committee designs pay and performance systems that reflect the level of job responsibility with specific considerations while aligning the Company’s compensation programs with those of similar clinical stage pharmaceuticals companies. It also aligns the annual cash incentive (bonus) program to the achievement of objectives that will drive future success and enhance Shareholder value by linking a significant portion of the bonus program to overall corporate performance and attainment of specific value enhancing goals.

Annually, commencing in 2014, specific and measureable performance objectives are defined for each executive officer. The objectives, against which the executive officers were evaluated, included product development goals/milestones, organizational and business development objectives and financial targets.

The Company’s compensation program and strategy for its executive officers consists primarily of three main elements, base salary, an annual cash incentive (bonus) and equity-based compensation, consisting of the grants of stock options.

Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

The annual cash incentive is intended to provide a greater incentive for executive officers to work toward achievement of the Company’s goals and strategic objectives.

The equity-based compensation is intended to better align the compensation of the CEO, other executive officers and key employees with the long-term interests of the Shareholders and reward the achievement of the long term strategic goals and objectives of the Company. The equity–based compensation, which consists of the granting of time-release stock options, is awarded on a prospective, go-forward basis, to motivate, reward and retain executive officers, rather than as compensation for performance in the prior year. The stock options are awarded on a discretionary basis by the Compensation Committee, based on the combination of recommendations of independent third party executive compensation consultants, contractual requirements and/or subjective assessments by the Compensation Committee.

Role of Executive Officers in Compensation Decisions

The Compensation Committee assesses the performance of the Company’s CEO and make recommendations to the Board and the Board approves all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the CEO regarding the performance, assessment and compensation of all the other executive officers and makes recommendations to the Board for approval regarding the compensation of such executives. Although the Compensation Committee generally considers recommendations from the CEO, decisions are made by the Compensation Committee and the Board and may reflect factors and consideration, other than information and recommendations provided by the CEO.

Setting Executive Compensation

Performance goals are determined early in the year for each executive officer and relate to milestones and/or achievements which help to facilitate the Company’s overall goals and objectives. These performance goals are assessed by the Compensation Committee. These objectives can be altered in the discretion of the Compensation Committee if appropriate due to changes in business factors or conditions.

Commencing in 2014, the Company annually determines the corporate objectives during the first quarter of the fiscal year. Following the end of the year, the Compensation Committee assesses the achievement of such objectives with input from the CEO and based on such assessment, determines an aggregate cash incentive bonus of each executive officer. The Compensation Committee then recommends to the Board, that the bonus to each executive officer be approved and paid.

The awarding of equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, and is at risk and not subject to any minimum amount with the exception of the initial stock option grant to Mr. Zaruby pursuant to his employment agreement. The Compensation Committee has established a policy that it will issue stock options, if any, in the first quarter of a given fiscal year, except for the initial stock option grant when new employees or directors are hired, elected or appointed, as applicable.

As part of its review of management compensation and incentive programs, the Compensation Committee in conjunction with the CEO, periodically retains external independent consultants to review and provide benchmark data of a comparator group of companies.

In the third quarter of 2014, the Company engaged Arnosti Consulting, Inc. (“Arnosti”) to assist in benchmarking and providing advice on the total direct compensation (base salary, annual short and long-term incentives) for the NEO’s. The Compensation Committee must pre-approve any additional services that Arnosti would provide to the Company at the request of management of the Company. As part of its benchmarking and review process, Arnosti developed a comparator group, comprising 23 US-listed development stage companies. The Company’s market capitalization at the time fell into the middle of the market cap range. The equity data used by Arnosti was obtained from Radford’s 2014 Global Life Sciences survey (mid-size public company data used for equity benchmarking).

Arnosti provided the Compensation Committee with its recommendations regarding NEO total direct compensation based on the benchmarking work it performed. The Compensation Committee considered the advice from Arnosti where appropriate and in conjunction with its own assessment of competitive compensation requirements adjusted base salary levels as indicated in section 3.1.6.

Executive Compensation-Related Fees

Fees billed by Arnosti for services relating to director and executive compensation provided by Arnosti in 2014 were US$19,033. There were no fees in 2013 paid to Arnosti or any other compensation consultant.

All Other Fees

The Company did not pay any fees to Arnosti for any other services in 2013 or 2014.

3.1.2	Managing Compensation Risk

On an annual basis, or otherwise more frequently as circumstances require, the Compensation Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking. It is important to undertake such an analysis because it is expected that going forward annual performance-based incentives will continue to play a primary role in NEO’s and other senior management’s compensation programs. Therefore, the Company must ensure that these incentives do not result in actions being taken that are not in the long-term interest of the Company. The compensation plan and program utilized for the NEO’s in 2014 considered both short-term incentives and long-term incentives to enhance the balance between risk and reward in relation to the Company’s overall business strategy and to further discourage the taking of unnecessary or excessive risks.

2014 Executive Compensation Elements

For the fiscal year ended December 31, 2014 the principal components of compensation for the Company’s CEO consisted of base salary, annual cash incentive bonus program and equity-based program consisting of a grant of stock options.

For the other NEO’s 2014 compensation consisted of base salary and an annual cash incentive bonus program with no stock options granted in 2014.

a) Base Salary

In November, 2013, Mr. Zaruby was appointed President and CEO of the Company with a base salary of US$490,000. His base salary has not changed. See also “Employment Contracts with Named Executive Officers”. The CEO’s base salary was approved by the Board based on the recommendation of the Compensation Committee at the time. In determining recommendations for his total compensation as the new CEO, the Compensation Committee considered Mr. Zaruby’s experience and expertise and the needs of the Company and CEO compensation with companies of a similar size and nature.

In general, the Company targets to achieve competitive compensation based on a comparator group. Individual elements comprise base salary, bonus and total direct compensation (total cash compensation plus long-term incentive awards). The elements of compensation are targeted towards the 50% percentile of the comparator group, with the variable bonus component targeted at approximately the 75% percentile offset by a lower base salary component.

The base salary levels for the other NEOs of the Company are based on the executive’s overall experience and responsibilities and are reviewed at least annually. The salaries of the NEOs were determined primarily on the basis of the Compensation Committee’s review of an independent compensation review conducted by Arnosti as noted above in conjunction with the CEO’s assessment of each executive officer’s performance during the prior year. See “Employment Contracts with Named Executive Officers” for the base salary information including the amount and timing of the base salary increases.

b) Annual Cash Incentive Bonus Program

The annual cash incentive bonus program which formally commenced January 1, 2014, generally provides a performance-based cash incentive to NEOs. The program awards individual performance that leads to the achievement of annual corporate objectives.

The executive officers, pursuant to their employment agreements, are entitled to receive a target annual cash bonus. The 2014 annual cash bonus target for the CEO was 70% of base salary and 30% for the other NEOs. However, the actual cash bonus that each NEO receives can be lower than the target value based on the formula for determining the amount of actual cash bonus that each NEO may be entitled to under the incentive program, and may be subject to further adjustments at the discretion of the Compensation Committee and the Board. The Compensation Committee, subsequent to the end of the year, reviewed and approved bonuses to be paid based on the achievement of the performance objectives that had been set and approved by the Compensation Committee at the beginning of the 2014 fiscal year. The Company accrued the amount of the approved bonuses in 2014 as they were earned by the NEOs during the year. The Company paid the bonuses in the first quarter of 2015.

For 2014 the corporate objectives were as follows:

Area	Goal	Weight	Measure
Finance	Budget Target	10%	Internal metrics
Clinical	Initiate voclosporin clinical trial for LN	30%	Target date of first patient
Business Development/IP	Review of partnerships	15%	Target date
NASDAQ	Listing	20%	Target date
Site Rationalization	Rationalize excess facility capacity	15%	Target date
IR Strategy	Completion of Strategy and Executional Plan	10%	Various target dates

The actual combined corporate and personal objective achievements to target were reviewed and approved by the Compensation Committee. The actual achievements ranged from 73% to 90% of target based on individual performance.

Mr. Zaruby as CEO was eligible, pursuant to his employment agreement, for a bonus based on 70% of base salary upon achieving specific corporate performance objectives as approved by the Board. For the year ended December 31, 2014, he earned a bonus of $302,403 (US$274,400) related to the achievement of certain of the specific 2014 corporate objectives listed above. In addition, pursuant to his employment agreement, Mr. Zaruby was to receive a bonus of $110,000 (US$100,000) upon successful completion of a financing of US$25 million or larger. As a result of the completion of the US$52 million private placement on February 14, 2014, Mr. Zaruby was paid the US$100,000 bonus.

Mr. Bourgeault as CFO was eligible in 2014 for a bonus based on 30% of base salary upon achieving specific corporate performance objectives as approved by the Board. For the year ended December 31, 2014, he earned a bonus of $70,000 related to the achievement of specific 2014 corporate objectives. He received an additional $30,000 bonus for achieving a specific personal objective not included in the formal 2014 incentive plan. For Messrs. Solomons and Martin the formula for determining the amount of annual cash incentive bonus value that they were entitled to receive in 2014 was based on a bonus of 30% of base salary weighted 60% as to corporate objectives as listed above and 40% as to personal objectives as agreed and approved by the CEO. For the year ended December 31, 2014, they earned bonuses of $75,000 and $78,126, respectively, related to the achievement of specific 2014 objectives.

For Mr. Huizinga the formula for determining the amount of annual cash incentive bonus value he was entitled to receive in 2014 was based on a bonus of 30% of base salary weighted 55% as to corporate objectives and 45% as to personal objectives as agreed and approved by the CEO. For the year ended December 31, 2014, he earned a bonus of $55,000 related to the achievement of specific 2014 objectives.

The annual cash incentive compensation for the NEOs, excluding the CEO, relating to performance in 2013 was not reviewed and approved until mid-2014 due to the change in corporate structure of the Company, including significant turnover in management during fiscal 2013. The bonuses paid in 2014 for the 2013 fiscal year were set at approximately 25% of the NEOs’ salary at December 31, 2013 and were based on certain financing and operational activity achievements.

c) Option-based Awards

Mr. Zaruby was entitled to receive stock options in an amount equal to 6% of the outstanding capital stock of the Company determined as of November 6, 2013 and subject to the TSX Venture Exchange and the Company’s insider trading guidelines and the blackout provisions therein. However, no options were granted in the 2013 financial year as a result of insider trading guidelines and the blackout provisions therein. On February 18, 2014, the Company granted Mr. Zaruby 742,200 stock options exercisable at $3.50 per common share for a term of 10 years. Twenty percent of these options vested immediately while the remaining 80% will vest in equal amounts monthly over 36 months. At the date of grant, using the Black-Scholes option pricing model, the fair value of the options granted to Mr. Zaruby was determined to be $2,049,751.

No stock options were granted to any other NEOs in 2014. Effective November 4, 2014 the Board approved the annual grant of stock options to the NEOs commencing in the first quarter of 2015.

3.1.3	Performance Graph

The following chart sets out the performance of the Company’s common shares on the Toronto Stock Exchange and TSX Venture Exchange for the past five years, as compared to the most appropriate index (the S&P TSX Composite Index), assuming an investment of $100 at the beginning of such period.

The Company’s common shares were traded under the symbol “ISO” on the Toronto Stock Exchange from the commencement of the applicable period to September 27, 2013. The Company’s common shares commenced trading on the TSX Venture Exchange on September 30, 2013 under the same symbol. On October 23, 2013, the Company changed its name to Aurinia Pharmaceuticals Inc. and commenced trading under the symbol “AUP”, remaining on the TSX Venture Exchange. On that same date, the Company conducted a consolidation of its common shares on a 50:1 basis. The Company recommenced trading on the Toronto Stock Exchange under the symbol “AUP” on June 2, 2014.

The values set out in the graph below have been adjusted to reflect the consolidation having occurred throughout the entire period.

	2009	2010	2011	2012	2013	2014
Aurinia	$100.00	$151.52	$72.73	$33.33	$47.52	$50.30
S&P TSX Composite	$100.00	$114.45	$101.78	$105.85	$115.97	$124.57

During the periods covered by this performance graph, the Company has undergone significant management changes, specifically in the makeup of its NEOs. The Company does not accordingly consider it appropriate to comment on the relationship between the performance of its common shares and the changes in executive compensation for the entire period. However, the rise in compensation for the executive officers between the years 2013 and 2014 (being the years that the entire group of NEOs have been with the Company) does correlate with an increase in the share price of the Company’s common shares.

3.1.4	Anti-Hedging Protection

The Company has a written code of business conduct (the “Code”) for its directors, officers and employees, which is filed on the Company’s website at www.auriniapharma.com. The Code requires that all employees act at all times in full compliance with all laws applicable to the business of the Company. The Board implemented a written anti-hedging policy for all employees, directors and senior officers of the Company on March 8, 2012. This policy specifically prohibits a director or NEO from purchasing financial instruments designed to hedge or offset a decrease in market value of any Common Shares granted as compensation or held, directly or indirectly, by the NEO or director.

3.1.5	Summary Compensation Table

The following table details the compensation information for each of the Company’s three most recently completed financial years for the Named Executive Officers.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(13) ($)	Total compensation ($)
					Annual incentive plans	Long- term incentive plans
Stephen Zaruby Chief Executive Officer(2)(3)	2014 2013 2012	537,812 88,564 Nil	Nil Nil Nil	2,049,751(4) Nil Nil	412,403 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,999,966 88,564 Nil
Neil Solomons Chief Medical Officer (5)	2014 2013 2012	310,000 74,250 Nil	Nil Nil Nil	Nil Nil Nil	149,250(6) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	459,250 74,250 Nil
Michael Martin Chief Operating Officer (7)	2014 2013 2012	269,167 57,500 Nil	Nil Nil Nil	Nil Nil Nil	135,626(8) Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	404,793 57,500 Nil
Dennis Bourgeault Chief Financial Officer	2014 2013 2012	228,333 170,000 177,500	Nil Nil Nil	Nil Nil 50,661(10)	150,000(9) Nil 9,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	378,333 170,000 237,161
Robert Huizinga Vice President, Clinical Affairs	2014 2013 2012	208,333 129,413 135,122	Nil Nil Nil	Nil Nil 40,529(12)	85,450(11) Nil 8,564	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	293,783 129,413 184,215

Notes:

(1)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor. The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(2)	Mr. Zaruby was appointed President and CEO of the Company on November 6, 2013. 2013 salary amount represents remuneration paid to Mr. Zaruby from November 6, 2013 to December 31, 2013. Mr. Zaruby did not receive any additional remuneration relating to his position as a director of the Company.
(3)	Mr. Zaruby’s remuneration in paid in US dollars which is converted into Canadian dollars at the average quarterly rate.
(4)	Exercise price = $3.50; Black-Scholes valuation factor = $2.7617.
(5)	Dr. Solomons became Chief Medical Officer of the Company on September 20, 2013 pursuant to the Plan of Arrangement with Aurinia Pharma Corp. 2013 salary amount represents remuneration paid to Dr. Solomons from October 5, 2013 to December 31, 2013.
(6)	Annual incentive plan amount in 2014 composed of bonus accrual of $75,000 for 2014 and cash payment of $74,250 for 2013 as discussed in 3.1.2(b) above.
(7)	Mr. Martin became Chief Operating Officer of the Company on September 20, 2013 pursuant to the Plan of Arrangement with Aurinia Pharma Corp. 2013 salary amount represents remuneration paid to Mr. Martin from October 5, 2013 to December 31, 2013.
(8)	Annual incentive plan amount in 2014 composed of bonus accrual of $78,126 for 2014 and cash payment of $57,500 for 2013 as discussed in 3.1.2(b) above.
(9)	Annual incentive plan amount in 2014 composed of bonus accrual of $100,000 for 2014 and cash payment of $50,000 for 2013 as discussed in 3.1.2(b) above.
(10)	Exercise price = $3.50; Black-Scholes valuation factor = $2.5330.
(11)	Annual incentive plan amount in 2014 composed of bonus accrual of $55,000 for 2014 and cash payment of $30,450 for 2013 as discussed in 3.1.2(b) above.
(12)	Exercise price = $3.50; Black-Scholes valuation factor = $2.5330.
(13)	The total amount of other annual compensation including perquisites for any Named Executive Officer on an aggregate basis, generally including group insurance benefits, does not exceed the lesser of $50,000 and 10% of their annual cash compensation.

3.1.6	Narrative Discussion of Compensation

The following is a summary of the employment agreements for each of the NEOs of the Company:

Stephen Zaruby, President and CEO

On November 6, 2013, Mr. Zaruby entered into an employment agreement with the Company for the position of President and CEO. The agreement provides that Mr. Zaruby will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary of US$490,000, which is reviewed annually by the Board, Mr. Zaruby is eligible to receive a cash bonus with a target payment of 70% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Zaruby was also entitled to receive a one-time cash bonus upon the Company successfully completing an equity financing raising aggregate proceeds of at least USD$25 million. Mr. Zaruby was entitled to receive stock options in an amount equal to 6% of the outstanding capital stock of the Company determined as of November 6, 2013 and subject to the TSX Venture Exchange and the Company’s insider trading guidelines and the blackout provisions therein. One-fifth (1/5th) of the options will vest immediately, while 1/36th of the balance of the options will vest at the end of each of the first thirty-six (36) months of his employment. In addition, Mr. Zaruby is entitled to participate in the Company’s benefits program and to vacation of six (6) weeks per year.

Pursuant to Mr. Zaruby’s employment agreement, termination and change of control benefits are as follows:

(i) In the event that Mr. Zaruby’s employment is terminated by the Company without cause during the first year of his employment, Mr. Zaruby is entitled to receive a payment in lieu of notice equivalent to six (6) months’ base salary plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. In the event that Mr. Zaruby’s employment is terminated by the Company without cause after the first year of his employment, he will be entitled to receive a payment in lieu of notice equivalent to twelve (12) months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of eighteen (18) months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. All of Mr. Zaruby’s unexercised vested options would be exercisable over a period of ninety (90) days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(ii) In the event that Mr. Zaruby’s employment is terminated by the Company without cause or by the executive for “good reason” within twelve (12) months following a change in control of the Company, Mr. Zaruby is entitled to receive a lump sum payment in lieu of notice equal to two (2) years’ of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus and financing success bonus sections of the employment agreement. All of Mr. Zaruby’s unexercised stock options would fully vest and would be exercisable over a period of ninety (90) days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(iii) In the event that employment is terminated as a result of the death or permanent disability of Mr. Zaruby, Mr. Zaruby or his estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All vested stock options would be exercisable over a period of one year from the date of termination.

Neil Solomons, MD, Chief Medical Officer

On September 12, 2012, Dr. Neil Solomons entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Medical Officer in consideration for an annual salary of $297,000. The employment agreement became effective fifteen (15) days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Dr. Solomons will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, which is reviewed annually by the Board, Dr. Solomons is eligible to receive a cash bonus with a target payment of 30% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Dr. Solomons is entitled to receive stock options pursuant to the Company’s stock option plan as may be determined by the Board from time to time. In addition, Dr. Solomons is entitled to participate in the Company’s benefits program and to paid vacation of six (6) weeks per year. Effective January 1, 2014 Dr. Solomons’ base salary was increased to $310,000. Dr. Neil Solomons agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Dr. Solomons’ employment agreement, termination and change of control benefits are as follows:

(i) In the event that Dr. Solomons’ employment is terminated by the Company without cause during the first two (2) years of his employment, Dr. Solomons is entitled to receive a payment in lieu of notice equivalent to twelve (12) months’ base salary plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In the event that Dr. Solomons’ employment is terminated by the Company without cause after the second year of his employment, he will be entitled to receive a payment in lieu of notice equivalent to twelve (12) months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of eighteen (18) months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Dr. Solomons’ unexercised vested options would be exercisable over a period of ninety (90) days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(ii) In the event that Dr. Solomons’ employment is terminated by the Company without cause or by the executive for “good reason” within twelve (12) months following a change in control of the Company, Dr. Solomons is entitled to receive a lump sum payment in lieu of notice equal to eighteen (18) months’ of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Dr. Solomons’ unexercised stock options would fully vest and would be exercisable over a period of ninety (90) days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Michael Martin, Chief Operating Officer

On September 12, 2012, Michael Martin entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Operating Officer in consideration of an annual salary of $230,000. The employment agreement became effective fifteen (15) days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Mr. Martin will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed at least annually by the Company. Effective January 1, 2014 Mr. Martin’s base salary was increased to $265,000. On November 1, 2014 Mr. Martin’s base salary was increased to $290,000 pursuant to the independent compensation review process conducted in 2014. Mr. Martin is eligible to receive a cash bonus with a target payment of 30% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Martin is entitled to receive stock options pursuant to the Company’s stock option plan as may be determined by the Board from time to time. In addition, Mr. Martin is entitled to participate in the Company’s benefits program and to paid vacation of six (6) weeks per year. Michael Martin agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Martin’s employment agreement, termination and change of control benefits are as follows:

(i) In the event that Mr. Martin’s employment is terminated by the Company without cause during the first two (2) years of his employment, Mr. Martin is entitled to receive a payment in lieu of notice equivalent to twelve (12) months’ base salary plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In the event that Mr. Martin’s employment is terminated by the Company without cause after the second year of his employment, he will be entitled to receive a payment in lieu of notice equivalent to twelve (12) months’ of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of eighteen (18) months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Mr. Martin’s unexercised vested options would be exercisable over a period of ninety (90) days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(ii) In the event that Mr. Martin’s employment is terminated by the Company without cause or by the executive for “good reason” within twelve (12) months following a change in control of the Company, Mr. Martin is entitled to receive a lump sum payment in lieu of notice equal to eighteen (18) months’ of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Mr. Martin’s unexercised stock options would fully vest and would be exercisable over a period of ninety (90) days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Dennis Bourgeault, CFO

Dennis Bourgeault entered into a new employment agreement for an indeterminate term, effective June 19, 2009, respecting his employment as an executive of the Company in consideration for an annual salary of $200,000, replacing the previous employment contract entered into on January 1, 2006, as amended on April 30, 2008. The agreement provides that the Executive shall devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed at least annually by the Company. Effective January 1, 2014 Mr. Bourgeault’s base salary was increased to $220,000. On November 1, 2014 Mr. Bourgeault’s base salary was increased to $270,000 pursuant to the independent compensation review conducted in 2014. In addition to his base salary, Mr. Bourgeault is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus based upon the achievement of certain corporate performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan. Mr. Bourgeault is also entitled to receive stock options pursuant to the Company’s stock option plan as may be determined by the Board from time to time. He is entitled to six weeks of paid vacation each year.

Mr. Bourgeault is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall each receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that he is employed by or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should he cease to be employed by or cease to be a consultant to the Company or one of its subsidiaries, payment obligation to him shall cease. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, he will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, provided that he is serving as an executive officer of the Company at the time of the transaction. Should his employment be terminated without just and sufficient “cause” as set forth in his employment agreement, he will be entitled to receive the royalty licensing revenues he would have been entitled to receive had his employment not been terminated. Mr. Bourgeault agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Bourgeault’s employment agreement, termination and change of control benefits are as follows:

In the event that Mr. Bourgeault’s employment is terminated (i) by the Company without just and sufficient cause; (ii) by the executive for “good reason”; or (iii) by the Company or by the executive for “good reason” following a change in control of the Company, Dennis Bourgeault is entitled to receive a cash payment in an amount equal to one month of his base salary then in effect per year of service to a maximum of 18 months, any bonus earned by the executive as of the termination date and the cash value of benefits and perquisites provided to the executive with respect to the immediately preceding fiscal year. In the case of (i) or (ii) above, all of his unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. In the case of (iii) above, all of his unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

In the event that employment is terminated as a result of the death or permanent disability of the Named Executive Officers, the executive or his/her estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

Robert Huizinga

Under an employment agreement between the Company and Robert B. Huizinga dated January 1, 2012, Mr. Huizinga was appointed Vice President, Clinical Affairs of the Company in consideration for an initial annual salary of $152,250. This salary is reviewed at least annually by the Company. Effective January 1, 2014 Mr. Huizinga’s base salary was increased to $200,000. On November 1, 2014 Mr. Huizinga’s base salary was increased to $250,000 pursuant to the independent compensation review process conducted in 2014. The agreement provides that the Executive shall devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, Mr. Huizinga is entitled to participate in the Company’s benefits program and is eligible to receive a cash bonus based upon the achievement of certain corporate performance goals as the Board may establish from time to time and ratified by the Board for each calendar year in accordance with the bonus plan. Mr. Huizinga is entitled to receive stock options pursuant to the Company’s stock option plan as may be determined by the Board from time to time. He is entitled to six weeks of paid vacation each year.

Mr. Huizinga is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall each receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company, provided that he is employed by or a consultant to the Company or one of its subsidiaries at the time such amount is payable. Should he cease to be employed by or cease to be a consultant to the Company or one of its subsidiaries, payment obligation to him shall cease. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger in a manner such that this payment obligation is no longer operative, he will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, provided that he is serving as an executive officer of the Company at the time of the transaction. Should his employment be terminated without just and sufficient “cause” as set forth in his employment agreement, he will be entitled to receive the royalty licensing revenues he would have been entitled to receive had his employment not been terminated. Mr. Huizinga agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

Pursuant to Mr. Huizinga’s employment agreement, termination and change of control benefits are as follows:

In the event that Mr. Huizinga’s employment is terminated (i) by the Company without just and sufficient cause; (ii) by the executive for “good reason”; or (iii) by the Company or by the executive for “good reason” following a change in control of the Company, Robert Huizinga is entitled to receive a cash payment in an amount equal to one month of his base salary then in effect per year of service to a maximum of 18 months, any bonus earned by the executive as of the termination date and the cash value of benefits and perquisites provided to the executive with respect to the immediately preceding fiscal year. In the case of (i) or (ii) above, all of his unexercised stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms. In the case of (iii) above, all of his unexercised stock options, with the exception of options based on the achievement of certain performance criteria, would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

In the event that employment is terminated as a result of the death or permanent disability of the Named Executive Officers, the executive or his/her estate or legal representative would not be entitled to receive any additional compensation other than the salary, bonus, benefits, or other sums due up to and including the termination date. All stock options, including options based on the achievement of certain performance criteria, whether or not actually achieved, would fully vest and be exercisable over a period of one year from the date of termination.

Estimated Termination Payments

The table below reflects amounts that would have been payable to each NEO if his employment had been terminated on December 31, 2014 either (i) without cause, or (ii) following or in connection with a change in control.

	Termination Without Cause			Termination Following Change in Control
	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options ($)(2)	Continuation of Benefits ($)
Stephen Zaruby(1)	834,502	278,738	29,435	1,283,669	278,738	29,435
Neil Solomons	404,669	Nil	11,939	559,669	Nil	11,939
Michael Martin	370,415	Nil	12,865	515,415	Nil	12,865
Dennis Bourgeault	490,420	Nil	Nil	490,420	Nil	Nil
Robert Huizinga	353,852	Nil	Nil	353,852	Nil	Nil

Notes:

(1)	Mr. Zaruby’s compensation is paid in U.S. dollars. The severance amounts have been converted into Canadian dollars at the December 31, 2014 rate of CDN$1.16: US$1.00.
(2)	Represents the value of unvested in-the-money options that will vest upon termination of employment as at December 31, 2014.

3.1.7	Incentive Plan Awards

a) Outstanding Share-Based Awards and Option Based Awards

The following table indicates for each of the Named Executive Officers all awards outstanding at the end of the 2014 financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stephen Zaruby	742,200	$3.50	February 18, 2024	482,430	Nil	Nil	Nil
Neil Solomons	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Michael Martin	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Dennis Bourgeault	10,000 20,000	7.00 3.50	August 3, 2016 December 11, 2022	Nil 13,000	Nil	Nil	Nil
Robert Huizinga	4,000 1,000 16,000	7.00 7.00 3.50	August 3, 2016 September 16, 2016 December 11, 2022	Nil Nil 10,400	Nil	Nil	Nil

Note:

(1)	Closing share price on December 31, 2014 was $4.15.

b) Value Vested or Earned on Incentive Plan Awards during the Most Recently Completed Fiscal Year

The following table indicates for each of the Named Executive Officers the value on vesting of all awards during the 2014 financial year.

Name	Option-based Awards		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
	Number of Securities Underlying Options Vested(1) (#)	Value vested during the year ($)
Stephen Zaruby	313,373	87,579	Nil	Nil
Neil Solomons	Nil	Nil	Nil	Nil
Michael Martin	Nil	Nil	Nil	Nil
Dennis Bourgeault	Nil	Nil	Nil	Nil
Robert Huizinga	Nil	Nil	Nil	Nil

Note:

(1)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.

3.2	COMPENSATION OF DIRECTORS

As at December 31, 2014, the Board consisted of six (6) non-executive directors (Messrs. Glickman, Park, Kim, Rowland, von Emster and Rovinski) and Stephen Zaruby, President and CEO. Messrs. Wijngaard and Wyatt served as Board members for the period January 1, 2014 to May 7, 2014.

Summary Compensation Table:

The following table provides details of the total compensation awarded to the directors who were not Named Executive Officers of the Company during the 2014 financial year.

Name(1)	Attendance Fees ($)	Retainer Fees ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Richard Glickman(3)	8,500	145,773	Nil	552,345	Nil	Nil	Nil	706,618
Daniel Park	17,500	51,744	Nil	47,021	Nil	Nil	Nil	116,265
Chris Kim	11,500	40,000	Nil	47,021	Nil	Nil	Nil	98,521
Benjamin Rovinski	18,000	48,636	Nil	47,021	Nil	Nil	Nil	113,657
Kurt von Emster	14,500	47,386	Nil	Nil	Nil	Nil	Nil	61,886
Charles A. Rowland, Jr.	5,000	25,788	Nil	42,702	Nil	Nil	Nil	73,490
Peter Wijngaard(4)	7,250	27,500	Nil	47,021	Nil	Nil	Nil	81,771
Donald Wyatt(4)	4,500	22,500	Nil	47,021	Nil	Nil	Nil	74,021

Notes:

(1)	Stephen Zaruby and Michael Martin did not receive separate compensation for acting as Company directors.
(2)	Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of the grant ($3.50) by the Black–Scholes valuation factor ($2.7617). The value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule.
(3)	Richard Glickman’s retainer fee included $54,500 as compensation for serving as Executive Chairman for the period January 1, 2014 to February 28, 2014.
(4)	Messrs. Wijngaard and Wyatt served on the Board for the period January 1, 2014 to May 7, 2014.

For the period January 1, 2014 to November 3, 2014, non-management directors, other than the Chair of the Board received an annual retainer fee of $40,000 for acting as Board members. The Chair of the Board were each entitled to an annual retainer of $100,000. The Chairs of the Audit Committee, Compensation Committee and Corporate Governance Committee were each entitled to an additional $10,000 annual retainer. Each member of the Audit Committee, Compensation Committee and Corporate Governance Committee were entitled to an additional $5,000 annual retainer. In addition, non-management directors were entitled to receive $1,000 per teleconference Board or committee meeting or $1,500 per Board or committee meeting attended in person.

In the third quarter of 2014, the Compensation Committee engaged Arnosti, an external independent compensation consultant to assess the market competitiveness of director compensation at the Company against a comparator group of publicly listed companies.

Effective November 4, 2014 the Board eliminated meeting fees. This change was based on a recommendation of the Compensation Committee after consultation with Arnosti. The annual retainer for the audit committee Chair was increased to $15,000 from $10,000 while the Audit Committee member retainer was increased to $7,500 from $5,000. The other annual retainers remained unchanged.

On February 18, 2014, the Company granted 20,000 to non-management directors, except for the Chair of the Board, with these options vesting immediately upon grant.

The Chair of the Board, Richard Glickman was entitled to receive 200,000 stock options in 2013 for acting as interim CEO/Executive Chairman subject to the TSX Venture Exchange and the Company’s insider trading guidelines and the blackout provisions therein. However, no options were granted in the 2013 financial year as a result of insider trading guidelines and the blackout provisions therein. On February 18, 2014, the Company granted Dr. Glickman 200,000 stock options exercisable at $3.50 per common share for a term of 10 years. 50,000 of these options vested immediately, 50,000 vested upon First Patient/First Visit in Phase 2b LN clinical trial, while the remaining 100,000 will vest in equal amounts monthly over 12 months. At the date of grant, using the Black-Scholes option pricing model, the fair value of the options granted to Dr. Glickman was determined to be $552,345.

Effective November 4, 2014 the Board approved the annual grant of 10,000 stock options to non-management Board members commencing in the first quarter of 2015 and the grant of 20,000 stock options upon the election or appointment of a new Board member.

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates for directors who were not Named Executive Officers all awards outstanding at the end of the 2014 financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Richard Glickman	200,000	3.50	February 16, 2024	130,000	Nil	Nil
Daniel Park	20,000	3.50	February 16, 2024	13,000	Nil	Nil
Chris Kim	20,000	3.50	February 16, 2024	13,000	Nil	Nil
Benjamin Rovinski	20,000	3.50	February 16, 2024	13,000	Nil	Nil
Charles A. Rowland, Jr	20,000	3.91	November 26, 2019	4,800	Nil	Nil
Kurt von Emster	Nil	Nil	Nil	Nil	Nil	Nil

Note:

(1)	Closing share price on December 31, 2014 was $4.15.

Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year:

The following table indicates for each of the directors who were not Named Executive Officers the value on vesting of all awards during the 2014 financial year.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Richard Glickman	79,249	Nil	Nil
Daniel Park	Nil	Nil	Nil
Chris Kim	Nil	Nil	Nil
Benjamin Rovinski	Nil	Nil	Nil
Charles A. Rowland, Jr.	400	Nil	Nil
Kurt von Emster	Nil	Nil	Nil

3.3	EQUITY COMPENSATION PLAN

3.3.1	Stock Option Plan

The Shareholders approved the Stock Option Plan at the June 28, 2012 annual meeting. The following is a summary of the material terms of the Stock Option Plan:

•	Administration. The Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve Common Shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan , and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Stock Option Plan.

•	Number of Securities Issuable. The Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of Common Shares equal to 10% of the outstanding Common Shares of the Company at the time the Common Shares are reserved for issuance.

•	Eligible Persons. “Service Providers” are eligible to receive grants of options under the Stock Option Plan. “Service Providers” is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

•	Shareholder Approval. The Stock Option Plan must be approved by the Shareholders every three (3) years. The Shareholders approved the Stock Option Plan on May 7, 2014.

•	Grants to One Person. The number of Common Shares reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the outstanding Common Shares at the time of grant.

•	Insiders. Without the prior approval of the Shareholders, the number of Common Shares being issuable to insiders under the Stock Option Plan at any time, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders under the Stock Option Plan, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period.

•	Exercise Price. The exercise price of options under the Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price (defined in the Stock Option Plan as the closing trading price for the Common Shares on the TSX on the day immediately prior to the date of grant).

•	Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

•	Term of Options. Options granted under the Stock Option Plan will have a maximum term of 10 years from their date of grant.

•	No Assignment. All options will be exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable.

•	Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

•	in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

•	in the event of an optionee’s disability, any vested option held by the optionee will be exercisable until the earlier of 12 months after the date the Board makes a determination of disability and the date of expiration of the term otherwise applicable to such option;

•	generally speaking, vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options shall immediately terminate.

•	Change in Control. Upon a change in control or takeover bid, vesting can be accelerated in accordance with the provisions set out in the Stock Option Plan.

•	Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black-out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

•	Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

•	an increase to the aggregate percentage of securities issuable under the Stock Option Plan ;

•	a reduction in the exercise price of an outstanding option;

•	an extension of the term of any option beyond the expiry date;

•	any amendment to permit assignments or exercises other than by the optionee other than as set out in the Stock Option Plan ;

•	amendment to the individuals eligible to receive options under the Stock Option Plan ;

•	an amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

•	an amendment which is required to be approved by Shareholders under applicable law (including, without limitation, applicable TSX policies).

•	Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Stock Option Plan may be amended without Shareholder approval for the following:

•	amendments of a “housekeeping” nature;

•	amendments necessary to comply with the provisions of applicable law;

•	amendments respecting the administration of the Stock Option Plan ;

•	any amendment to the vesting provisions of the Stock Option Plan or any option;

•	any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

•	any amendments necessary to suspend or terminate the Stock Option Plan ; and

•	any other amendment not requiring Shareholder approval under applicable law (including, without limitation, applicable TSX policies).

3.3.2	Pension Plan Benefits

The Company does not provide retirement benefits for directors or officers.

3.4	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Stock Option Plan as at December 31, 2014.

Plan Category	Number of common shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans (excluding securities reflected in the first column)(1)
Stock Options	1,376,100	3.68	1,805,703
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total:	1,376,100	3.68	1,805,703

Note:

(1)	Under the Stock Option Plan, any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the Stock Option Plan will result in an additional option being available for grant under the Stock Option Plan.

3.5	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No officers, directors, employees or former officers, directors and employees of the Company were indebted to the Company as at December 31, 2014.

PART 4

REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS

“Corporate governance” is the process and structure used to direct and manage the business and affairs of the Company to achieve the Shareholders’ objectives. The CSA has adopted National Policy 58-201 – “Corporate Governance Guidelines” (the “Guidelines”) to provide guidance to Canadian reporting issuers regarding corporate governance. The Guidelines relate to a number of significant governance issues, including the proper role of the board of directors, its structure and composition and its relationship with Shareholders and management. The CSA has also adopted National Instrument 58-101 – “Disclosure of Corporate Governance Practices” requiring that disclosure be made by a listed corporation of its corporate governance practices. A complete description of the Company’s corporate governance practices, with specific references to each of the Guidelines, is attached hereto as Appendix “A”. The Board has reviewed the disclosure set out in Appendix “A”.

The Board continues to periodically review corporate governance proposals made by the CSA. As new standards become effective, the Board will review and amend, where necessary and appropriate, its’ corporate governance practices and eligibility of the members of the Board on each committee and shall, if necessary, make appropriate changes.

4.1 COMMITTEES OF THE BOARD

The Board has three (3) standing committees: the Audit Committee, Corporate Governance Committee and the Compensation Committee. The following are descriptions of the three standing committees of the Board:

Audit Committee

Members: Charles A. Rowland, Jr. (Chair), Richard Glickman and Benjamin Rovinski

The Audit Committee is presently composed of three (3) independent directors, all of whom are “financially literate” as that term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Please refer to the description of the Audit Committee set out in the Company’s annual information form for the year ended December 31, 2014 (the “AIF”), including the information required to be disclosed under NI 52-110, available on the SEDAR website at www.sedar.com.

Compensation Committee

Members: Benjamin Rovinski (Chair), Richard Glickman and Daniel S. Park

The Compensation Committee is presently composed of three (3) independent directors.

The Compensation Committee is responsible for ensuring that effective human resources and compensation policies and procedures are in place for the Company, including oversight of director, officer and employee remuneration and compensation, employment contracts, together with oversight of the evaluation of management of the Company;

Corporate Governance Committee

Members: Richard Glickman (Chair), Stephen W. Zaruby and Daniel S. Park

The Company’s corporate governance committee (the “Corporate Governance Committee”) is presently composed of three (3) directors, the majority of whom are independent.

The Corporate Governance Committee assists the Board in fulfilling its responsibilities in relation to the monitoring and oversight of the quality and effectiveness of the Company’s governance practices and policies, considering nominees for the Board and considering any conflicts of interest.

Communications, Insider Trading, Confidential Information and Disclosure Policies

The Board is committed to an effective communications policy with all stakeholders including Shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Company is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Company of a corporate disclosure policy, fraud policy and insider trading policy.

The Audit Committee reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, proxy materials and the AIF are reviewed by the executive team and, where appropriate, the Board. Where required, these documents are also approved by the Board.

4.2 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2014, the Company has only had one material transaction with an “informed person” (as that term is defined under applicable securities laws). ILJIN Life Science Co., Ltd. participated in the Company’s US$52 million private placement in February 2014, and purchased 582,135 units of the Company (“Units”) at a price of US$2.7485 per Unit. Each Unit was comprised of one Common Share and 0.25 of a common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitled the holder thereof to purchase one Common Share at an exercise price of US$3.2204 at any time prior to 5:00 p.m. (Victoria time) on February 14, 2019. At the time of the private placement, ILJIN Life Science Co., Ltd., together with its affiliates, held greater than 10% of the Common Shares.

4.3 SHAREHOLDER PROPOSALS

Shareholders who comply with the applicable provisions of the ABCA are, subject to certain conditions in the ABCA, entitled to have the Company include in its management information circular any matter that the person proposes to raise at an annual meeting. Any Shareholder who intends to make such a proposal to be considered by the Company for the Meeting must have arranged for the Company to receive the proposal no later than March 26, 2015.

4.4 ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on the Company’s website www.auriniapharma.com or on SEDAR at www.sedar.com.

4.5 APPROVAL BY DIRECTORS

The contents of this Circular and the sending thereof have been approved by resolution of the Board.

DATED this 24th day of April 2015.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURINIA PHARMACEUTICALS INC.

(signed) “Stephen W. Zaruby”	(signed) “Richard Glickman”
Stephen W. Zaruby, Director and President	Richard Glickman, Chairman of the Board

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and procedures in light of recent regulatory initiatives that have been adopted to improve corporate governance.

Effective June 30, 2005 National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to NI 52-110, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

1. Board of Directors – Disclose how the board of directors (the board) facilitates its exercise of independent supervision over management, including:	The Board has reviewed the independence of each director as defined in NI 58-101. A director who is independent has no direct or indirect material relationship with the Company, including a relationship which in the view of the Board could reasonably interfere with the director’s exercise of independent judgment. After having reviewed the role and relationships of each director, the Board has determined that the following directors nominated by management for election to the Board are independent, namely:

(i) the identity of directors that are independent, and	Dr. Richard Glickman Dr. Benjamin Rovinski Charles A. Rowland, Jr. Dr. David Jayne Dr. Greg Ayers Dr. Hyuek Joon Lee

(ii) the identity of directors who are not independent, and the basis for that determination.	The Board has determined, after reviewing the role and relationships of each director, that the following directors nominated by management for election are not independent, namely:

	Stephen W. Zaruby	Stephen Zaruby is considered to have a material relationship with the Company by virtue of being the CEO of the Company.

(iii)  whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the Board is independent.

(iv)   If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

This information is disclosed in the Circular in Section 2.1.3.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

(v)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold separate meetings, but do hold in camera meetings following every meeting of the Board.

(vi)   Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Richard Glickman is the independent Chairman of the Board. The Chairman’s primary responsibility is managing the affairs of the Board including ensuring the Board is organized properly, functions effectively, and meets it obligations and responsibilities as set out in the by-laws of the Company and its mandate. The Chairman works with the CEO to ensure effective relations with the Board, shareholders, other stakeholders and the public.

(vii) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	This information is disclosed in the Circular in Section 2.1.2.

2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the mandate of the Board is attached to this Circular as Appendix “B”.

3.      Position Descriptions

(a)    Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the chair and the chair of each committee of the Board.

(b)    Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the CEO have developed a written position description for the CEO.

4.      Orientation and continuing Education—

(a)    Briefly describe what measures the board takes to orient new directors regarding:

(i)     the role of the board, its committees and its directors;

(ii)    the nature and operation of the issuer’s business.

(b)    Briefly describe what measures, if any, the board takes to provide the continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company has not implemented a “formal” orientation process for its new directors; however new directors are given the opportunity to individually meet with senior Management to improve their understanding of the Company’s business. New directors are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its committees, corporate policies, articles and Bylaws, as well as other Board materials.

In addition, regardless of whether a meeting of the Board is scheduled, all directors regularly receive information on the Company’s operations, including a report on corporate development activities, operations reports, a financial overview and other pertinent information. All Company executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

5.      Ethical Business Conduct—

(a)    Disclosure whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)    Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(c)    Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The Code addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding questionable audit or accounting matters. The Code is available on the Company’s website at www.auriniapharma.com.

The Company has adopted a Corporate Disclosure Policy, which is reviewed annually, as well as Fraud and Whistleblower policies. Quarterly financial packages are reviewed and approved by the Audit Committee. The Annual financial package is reviewed by the Audit Committee prior to being recommended for Board approval and CEO/CFO certification of annual/interim filings.

For any transactions where a director or executive officer has a material interest, the Board ensures the member discloses such interest and discusses the transaction only once the applicable person is not in attendance.

6.      Nomination of Directors—

(a)    Describe the process by which the board identifies new candidates for board nomination.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nominating process.

(c)    If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board reviews, on an annual basis, both the size and composition of the Board. In considering nominees for election to the Board, the Board takes into account geographic diversity, and considers the primary markets in which the Company operates, as well as the expertise and experience necessary to support the Company’s strategy and operations. The Board considers such matters as a candidate’s integrity, independence, and residency. The Board then assesses each potential nominee against the criteria developed by the Board.

The Board’s governance committee (the “Governance Committee”) is responsible for identifying nominees for election to the Board. The Governance Committee is comprised of two independent directors and one non-independent director. The Governance Committee is chaired by an independent director, and if the Governance Committee believed there was any issue with objectivity in the nominating process it would request that the non-independent director abstain from voting with respect to the nomination of any particular candidate.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

7.      Compensation –

(a)    Describe the process by which the board determines the compensation for the issuer’s directors and officers.

(b)    Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

(c)    If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee is comprised of three independent directors.

The remuneration paid to the Company’s directors and officers is reviewed each year by the Compensation Committee. The level of remuneration is designed to provide a competitive level of remuneration. The mandate of this Committee in respect of compensation matters specifically sets out the following duties and responsibilities:

In respect of Director Compensation and Protection:

(a)    Review periodically director compensation and recommend compensation terms that adequately reflect the responsibilities being assumed by the directors, the Chairman of the Board, and committee chairs and members;

(b)    Review periodically the Company’s directors’ and officers’ insurance policy and make recommendations for its renewal or amendment or the replacement of the insurer;

(c)    Administer, review, and recommend on all policies of or agreements by the Company with respect to the indemnification by the Company of its directors and officers, if any.

In respect of the Company’s Officers and Employees and Compensation Plans:

(a)    Review and recommend to the Board the employment, appointment, and compensation arrangements of the CEO of the Company, and in conjunction with the CEO, the employment and appointment of the top executives of the Company and their compensation arrangements, and make changes in these arrangements upon annual reviews of their performance;

(b)    Review with the CEO the position descriptions for the executive employees, ensuring they remain current and accurate;

(c)    Oversee the evaluation of the Company’s CEO;

(d)    Review the CEO’s evaluation of the performance of the employees of the Company, and the CEO’s recommendations with respect to the amount of compensation to be provided to such employees;

(e)    Review the equity compensation plans of the Company for the benefit of employees of the Company and its subsidiaries; review and approve corporate goals and objectives relevant to the CEO and Senior Management’s compensation, evaluate the CEO and Senior Management’s performance in light of those goals and objectives, and make recommendations with respect to the CEO and Senior Executives’ compensation levels based on this evaluation; and make recommendations with respect to the CEO and Senior Executives’ compensation, incentive-compensation plans and equity-based plans; and

(f)     Administer, review and recommend the stock option plans and awards of the Company.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

8. Other Board Committees—If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other standing committees.

9.      Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

There is currently no formal assessment process in place due to the new composition of the Board. The assessment process will be reviewed in the future.

10.    Director Term Limits and Other Mechanisms of Board Renewal (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) —Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits or other mechanisms for board renewal. The Board has recently gone through an extensive renewal process, as no member on the current Board has been a director prior to September 2013. Given this recent renewal of the Board, the Company does not consider it is yet appropriate to force any term limits or other mechanisms of board renewal at this time.

11.    Policies Regarding the Representation of Women on the Board (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) —

(a)    Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b)    If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)     a short summary of its objectives and key provisions,

(ii)    the measures taken to ensure that the policy has been effectively implemented,

(iii)  annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv)   whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company has adopted a written policy on March 26, 2015 with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy requires that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the Executive Team. As the Diversity Policy was recently adopted, the Company is not yet able to measure its effectiveness.

12.    Consideration of the Representation of Women in the Director Identification and Selection Process (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) — Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. Women have served as directors of the Company in the past. However, the Company focuses its search for new directors purely based on the qualification of potential candidates, regardless of their gender.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

13.    Consideration Given to the Representation of Women in Executive Officer Appointments (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) — Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. The Company has employed a female executive officer in prior years. However, the Company focuses its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

14.    Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) —

(a)    For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b)    Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c)    Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d)    If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i)     the target, and

(ii)    the annual and cumulative progress of the issuer in achieving the target.

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

15.    Number of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) —

(a)    Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b)    Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

As at the date of this Circular, none of the Company’s directors are women. As at the date of this Circular, none of executive officers of the Company or the Company’s major subsidiaries are women.

APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The primary responsibility of the board of directors (“Board”) of Aurinia Pharmaceuticals Inc. (the “Company”) is to oversee the management of the business and to pursue the best interests of the Company. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Company.

Board Size and Criteria

Pursuant to the Articles of the Company, the Board must consist of at least one (1) director and not more than twenty (20) directors. The By-laws of the Company require that at least one quarter (1/4) of the Company’s directors be resident Canadians, and that at least two (2) of the Company’s directors must not be officers or employees of the Company or a subsidiary of the Company. A majority of the directors of the Board shall be independent within the meaning of National Instrument 52-110 Audit Committees.

Board Meetings

In order for the Board to transact business, a majority of the directors must be present. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter.

Reports from Committees/Subsidiaries

Unless waived by the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary’s meeting.

Chairman

The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities.

Outside Advisors

The Board shall have the authority to retain, at the Company’s expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Company, or the Company’s internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.

Governance

The Board has responsibility for developing the Company’s approach to governance issues although the Corporate Governance Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

General Duties

It is the duty of the directors of the Company to manage, or supervise the management of, the business and affairs of the Company. In exercising his or her duties, every director shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director shall also comply with the provisions of the Business Corporations Act (Alberta), and the By-laws of the Company.

Directors’ Duties and Responsibilities

The Board has responsibility for stewardship of the Company, including:

•	to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the “CEO”) and other executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) and that the CEO and other executive officers create a culture of integrity throughout the organization;

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•	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	the identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;

•	overseeing succession planning (including appointing, training and monitoring senior management);

•	adopting a communication and disclosure policy for the Company;

•	overseeing the Company’s internal control and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and

•	reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall:

•	with the assistance of the Compensation Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Company, or any additional employees directly reporting to the CEO, and approve all senior officer appointments;

•	with the assistance of the Compensation Committee, develop a position description for the Chief Executive Officer, which together with other board approved policies and practises, should provide for a definition of the limits to management’s responsibilities, and approve the objectives of the Company to be met by the Chief Executive Officer;

•	with the assistance of the Compensation Committee, ensure the performance of the Chief Executive Officer is evaluated at least annually;

•	with the assistance of the Compensation Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than an annual basis;

•	review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operations budget, including all material capital expenditures;

•	approve material divestitures, acquisition and financial commitments;

•	with the assistance of the Audit Committee, approve the annual audited financial statements, Management’s Discussion and Analysis (“MD&A”), Annual Information Form, management information circular and other annual public documents of the Company;

•	either approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A, or delegate the responsibility to the Audit Committee;

•	determine the content and frequency of management reports;

•	review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work; and

Further the Board will also consider periodically or annually as the case may be:

In Respect of Operations of the Board

(a)	Assess the needs of the Board with respect to the conduct of the affairs of the Board, including:

(i)	the size of the Board;

(ii)	the frequency and location of Board and committee meetings;

(iii)	procedures for establishing meeting agendas and the conduct of meetings;

(iv)	the availability, relevance and timeliness of discussion papers, reports and other information required by the Board;

(b)	Recommend at the first meeting of the Board following each annual meeting, the allocation of directors to each of the Board committees and thereafter, where a vacancy occurs at any time in the membership of any Board committee, recommend a particular director to the Board to fill such vacancy;

(c)	Oversee continuing education for all directors in respect to the Company;

(d)	Oversee the relationship between the Board on the one hand and officers of the Company on the other hand and, if appropriate, make recommendations with a view to ensuring that the Board is able to function independently of management;

In Respect of Governance

(e)	Review periodically the Company’s approach to governance issues;

(f)	Review periodically the mandate for the Board and the positions description for the Chairman of the Board, the President and Chief Executive Officer (“CEO”), and the Chief Financial Officer (“CFO”) of the Company;

(g)	Review periodically the charters of the committees of the Board and, where appropriate, make recommendations thereon including changes in the role, size, composition and structure of the committees;

(h)	Conduct periodic surveys of directors with respect to their views on the effectiveness of the Board, the Chairman of the Board, each committee of the Board and its Chair and individual directors;

(i)	Evaluate periodically the performance of the Chairman of the Board and the Chair of each committee and the performance and contribution of individual directors, having regard for the mandate for the Board and position description for the Chairman of the Board and the results of surveys of the directors, attendance at Board and Board committee meetings and overall contribution;

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(j)	Assess the effectiveness and review the performance of the Board as a whole and each committee of the Board, including the Committee and the Chairman of the Board, President and CEO, and CFO of the Company;

(k)	Review the Company’s director qualification criteria including the number of boards on which directors may sit, director tenure, retirement and succession;

(l)	Review the procedure to enable an individual director to engage an outside advisor at the expense of the Company;

(m)	Recommend policies regarding succession in the event of an emergency or the retirement of the Chairman of the Board, CEO, and/or CFO of the Company;

In Respect of Board Composition and Director Nominations

(n)	Review periodically the competencies, skills and personal qualities required of directors in order to add value to the Company, in light of:

(i)	the activities of the Company and the nature of its investments;

(ii)	the need to ensure that a majority of the Board is comprised of individuals, each of whom meets the requirements set out under the heading “Board Size and Criteria” above;

(iii)	the constating documents of the Company;

(iv)	the Company’s governance guidelines;

(o)	Review the competencies, skills and personal qualities of each existing director, and the contributions made by the director to the effective operation of the Board and any significant change in the primary occupation of the director;

(p)	Ensure candidates understand the demands and expectations of a director of the Company and the role of the Board and its committees;

(q)	Oversee an orientation program to familiarise new directors with the business and operations of the Company, including the reporting structure, strategic plans, significant financial, accounting and risk issues and compliance policies, management and the external auditors;

In Respect of Reporting and Disclosure Requirements

(r)	Review and approve the annual corporate governance report to be made the proxy circular prepared in connection with the Company’s annual meeting describing the corporate governance practices of the Company with reference to the reporting requirements of the Toronto Stock Exchange or other applicable securities law requirements;

(s)	Review and approve the statement of executive compensation to be made in the proxy circular prepared in connection with the Company’s annual meeting;

(t)	Review at least annually the “Corporate Disclosure Policy” of the Company;

(u)	Review at least annually the “Code of Ethics & Conduct” of the Company;

(v)	Review at least annually the “Whistleblower Policy” of the Company;

(w)	Review at least annually the “Fraud Policy” of the Company;

(x)	Review at least annually the “Diversity Policy” of the Company;

(y)	Review at least annually the “Indemnity Policy” of the Company;

(z)	Review at least annually the “Terms of Reference for the Chairman of the Board”;

(aa)	Review at least annually the “Mandate of the Board of Directors”;

(bb)	Review at least annually the position description for the CEO of the Company;

(cc)	Review at least annually the position description for the CFO of the Company;

(dd)	Review at least annually the “Audit Committee Charter”;

(ee)	Review at least annually the “Compensation Committee Charter”;

(ff)	Review at least annually the “Corporate Governance Committee Charter”;

(gg)	Review at least annually the “Disclosure Committee Charter”; and

(hh)	Review at least annually the “Insider Trading Policy”.

Aurinia Pharmaceuticals Inc.

1203 – 4464 Markham Street

Victoria, BC V8Z 7X8

www.auriniapharma.com

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